UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TWINLAB CONSOLIDATED HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. David Still

c/o One Fishers Road

Pittsford, New York 14534

Telephone (585) 340-1200

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons B. Thomas Golisano
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 89,220,382
	8	Shared Voting Power 250,372,032
	9	Sole Dispositive Power 89,220,382
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 89,220,382
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30%
14	Type of Reporting Person IN

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1	Names of Reporting Persons Golisano Holdings LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 89,220,382
	8	Shared Voting Power 250,372,032
	9	Sole Dispositive Power 89,220,382
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 89,220,382
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30%
14	Type of Reporting Person OO

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This Amendment No. 2 amends the Statement on Schedule 13D filed by B. Thomas Golisano (“Golisano”) and Golisano Holdings LLC (“Golisano Holdings” and collectively with Golisano, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on October 16, 2015, as amended by Amendment No. 1 filed with the SEC on February 5, 2016 (as amended to date, the “Schedule 13D”), which relates to the common stock (“Common Stock”), par value $0.001 per share, of Twinlab Consolidated Holdings, Inc., a Nevada corporation with its principal offices at 632 Broadway, Suite 201, New York, New York 10012 (the “Company”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 2 amends Item 3 and Item 5 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following text as the last full paragraphs thereof:

“As previously reported, on October 5, 2015, the Company had issued to Golisano Holdings the Warrant so that Golisano Holdings may maintain its proportional ownership of the Company’s issued outstanding Common Stock at thirty percent (30%). On February 4, 2016, a portion of the Warrant became exercisable after the Company notified Golisano Holdings of a new issuance of its securities. Golisano Holdings thereafter exercised the Warrant at a price of $.001 per share to acquire all 509,141 shares of Common Stock available for exercise under the Warrant at that time.”

The foregoing description of the Warrant is qualified in its entirety by reference to the full text of such document which is attached as Exhibit B to the Schedule 13D filed with the SEC on October 16, 2015.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended by deleting the existing text and inserting the following text in its stead:

“a)         The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons are 89,220,382 shares. The 89,220,382 shares beneficially owned by the Reporting Persons represent approximately 30% of the total shares of Common Stock outstanding as of February 4, 2016. The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons is based upon 297,401,272 shares issued and outstanding as of February 4, 2016.

“b)         Subject to the obligation to vote the shares beneficially owned by the Reporting Persons on certain specific matters pursuant to the Great Harbor Voting Agreement as discussed above, the Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 89,220,382 shares of Common Stock. Pursuant to the Golisano Voting Agreement, the Reporting Persons have the sole power to vote or to direct the vote of 250,372,032 shares of Common Stock as to the election of two persons to the Board.

“(c)        Except for the transaction described in Item 3 of Amendment No. 1 and this Amendment No. 2, neither of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.”

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Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2016	/s/ B. Thomas Golisano
B. Thomas Golisano

GOLISANO HOLDINGS LLC

Dated: February 29, 2016	By:	/s/ B. Thomas Golisano
B. Thomas Golisano, Member

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